William C. Dockman Vice President & Controller T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co.–Conn. 7500 Grace Drive Columbia, MD 21044

July 27, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated July 24, 2018, regarding the review of the W. R. Grace & Co. ("Grace," "we" or "our") Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended March 31, 2018, by the Staff (the "Staff," or "you") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"). We respectfully request an extension until August 31, 2018, to provide our response due to the upcoming schedules of our team.

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

Mr. William C. Dockman
Vice President and Controller

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